Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of April 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: April 26, 2007

List of materials

Documents attached hereto:


i) Press release announcing: SCEI and Sony announce Executive Management Transition at Sony Computer Entertainment Inc.




April 26, 2007
Sony Computer Entertainment Inc.
Sony Corporation



             SCEI and Sony announce Executive Management Transition
                      at Sony Computer Entertainment Inc.


TOKYO, JAPAN, April 26, 2007 - Sony Computer Entertainment Inc. (SCEI) and Sony Corporation (Sony) have jointly announced today that Ken Kutaragi, Representative Director, Chairman and Group CEO, Sony Computer Entertainment Inc., will retire from his executive position at SCEI effective June 19, 2007, when SCEI's annual shareholders' meeting will take place. Mr. Kutaragi will pass on the torch to the next generation, stepping back from his executive management responsibility of the company to serve as Honorary Chairman of SCEI.

With his deep and instinctive insight into future technology, Mr. Kutaragi will also continue to support Sir Howard Stringer, Chairman and CEO, Sony Corporation, as senior technology advisor.

Concurrently, Kazuo Hirai, currently President and Group COO, SCEI, will be promoted to President and Group CEO, continuing his responsibility as the leader of the PlayStation(R) business worldwide.

Mr. Kutaragi, well known as the "Father of PlayStation", invented and launched the original PlayStation in 1994 and its successor, PlayStation 2, in 2000. Since the introduction of PlayStation and subsequently PlayStation 2, these platforms opened up a vast market of computer entertainment. The two platforms combined now have an installed base of more than 200 million units in homes around the world, with more than 2 billion units of PlayStation and PlayStation 2 software titles shipped worldwide. The third generation of the company's home computer entertainment system, PLAYSTATION(R)3, launched in November 2006 in Japan and North America and in March 2007 in Europe, will continue to revolutionize the computer entertainment experience with its immense computational power connected to the network.

After completing the launch of PLAYSTATION 3 worldwide, Mr. Kutaragi has decided to pursue his dreams beyond PlayStation and to accelerate his network vision.

"I am happy to graduate from Sony Computer Entertainment Inc. after introducing four platforms to the PlayStation family," said Ken Kutaragi, Chairman and Group CEO, Sony Computer Entertainment Inc. "It has been an exciting experience to change the world of computer entertainment by marrying cutting edge technologies with creative minds from all over the world. I'm looking forward to building on this vision in my next endeavors."

"Ken Kutaragi is a rare combination of a powerful visionary and entrepreneur in one figure," said Howard Stringer, Chairman and CEO, Sony Corporation. "Not only has he created a multi-billion dollar business for the Sony Group, he has brought the industry into a new dimension. Sony has benefited tremendously from his vision, his creative genius, and from the very strong team he assembled and nurtured. As Ken moves forward to pursue new opportunities, we will encourage and support him. My support also goes to Kazuo Hirai, who is a terrific executive with a proven track record with PlayStation business in the US. I am confident that he will inspire and lead SCEI to new heights."




About Sony Computer Entertainment Inc.

Recognized as the global leader and company responsible for the progression of consumer-based computer entertainment, Sony Computer Entertainment Inc. (SCEI) manufacturers, distributes and markets the PlayStation(R) game console, the PlayStation(R)2 computer entertainment system, the PSP(R) (PlayStation(R) Portable) handheld entertainment system and PLAYSTATION(R)3 (PS3TM) system. PlayStation has revolutionized home entertainment by introducing advanced 3D graphic processing, and PlayStation 2 further enhances the PlayStation legacy as the core of home networked entertainment. PSP is a new handheld entertainment system that allows users to enjoy 3D games, with high-quality full-motion video, and high-fidelity stereo audio. PS3 is an advanced computer system, incorporating the state-of-the-art Cell processor with super computer like power. SCEI, along with its subsidiary divisions Sony Computer Entertainment America Inc., Sony Computer Entertainment Europe Ltd., and Sony Computer Entertainment Korea Inc. develops, publishes, markets and distributes software, and manages the third party licensing programs for these platforms in the respective markets worldwide. Headquartered in Tokyo, Japan, Sony Computer Entertainment Inc. is an independent business unit of the Sony Group.


About Sony Corporation

Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and on-line businesses, Sony is uniquely positioned to be the leading personal broadband entertainment company in the world. Sony recorded consolidated annual sales of approximately $63 billion for the fiscal year ended March 31, 2006. Sony Global Web Site: http://www.sony.net/

                                     # # #

PlayStation, PLAYSTATION and PSP are registered trademarks and PS3 is a trademark of Sony Computer Entertainment Inc.